                                                 PACIFICORP                                  EXHIBIT (12)(b)
                                     STATEMENTS OF COMPUTATION OF RATIO
                         OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                          (IN MILLIONS OF DOLLARS)

                                                       YEAR ENDED DECEMBER 31                    SIX MONTHS
                                           ______________________________________________          ENDED
                                           1992       1993      1994       1995      1996      June 30, 1997
                                           ____       ____      ____       ____      ____      _____________

Fixed Charges, as defined:*
  Interest expense.....................  $  357.6   $  333.5  $  302.0   $  336.4  $  415.0       $219.8
  Estimated interest portion of
    rentals charged to expense......          6.0        4.8       5.6        4.5       4.1          1.8
  Preferred stock dividends of
    wholly owned subsidiary............         -          -         -          -       9.9          9.0
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges..........     363.6      338.3     307.6      340.9     429.0        230.6

  Preferred Stock Dividends,
    as defined:*.......................      59.9       56.8      60.8       57.0      46.6         18.8
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges and
            preferred dividends........  $  423.5   $  395.1  $  368.4   $  397.9  $  475.6       $249.4
                                          =======    =======   =======    =======   =======        =====

Earnings, as defined:*
  Income from continuing operations....  $   92.9   $  371.8  $  397.5   $  402.0  $  430.2       $178.4
  Add (deduct):
    Provision for income taxes.........      58.3      163.6     209.0      191.8     236.4         96.7
    Minority interest..................       (.5)       2.7       1.3        1.4       1.8          1.3
    Undistributed income of less than
      50% owned affiliates.............      (6.3)     (16.2)    (14.7)     (15.0)    (18.1)        (8.1)
    Fixed charges as above.............     363.6      338.3     307.6      340.9     429.0        230.6
                                          _______    _______   _______    _______   _______        _____

          Total earnings...............  $  508.0   $  860.2  $  900.7   $  921.1  $1,079.3       $498.9
                                          =======    =======   =======    =======   =======        =====

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends..      1.2x       2.2x      2.4x       2.3x      2.3x         2.0x
                                             ====       ====      ====       ====      ====         ====

*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividends of majority-owned subsidiaries.  "Preferred Stock Dividends"
represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.

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